SAP Reports Preliminary Fourth Quarter and Full Year 2014 Results

Exhibit 99.1

For Immediate Release

January 12, 2015

SAP Announces Preliminary Fourth Quarter and Full Year 2014 Results

SAP Leading the Transition to Cloud with 72% Revenue Growth in Fourth Quarter and 45% in Full Year

•	Cloud Business Surges – Non-IFRS Cloud Subscription and Support Revenue Accelerated to 72% in Fourth Quarter, Increased 45% in Full Year, Achieving Guidance

•	Strong Cloud Billings – Non-IFRS Calculated Cloud Billings Increased 115% in Fourth Quarter

•	Higher Revenue Share from More Predictable Cloud & Support Revenue

•	Software and Software-Related Service Revenue Guidance Achieved Despite the Accelerated Shift from Upfront to More Ratable Revenue

•	Operating Profit Guidance Achieved Even While Significantly Expanding the Company’s Cloud Delivery Capabilities

•	Concur Close Expands World’s Largest Business Network into US$1.2 Trillion Corporate Travel Market

WALLDORF, Germany – January 12, 2015 – After an initial review of its fourth quarter 2014 performance, SAP SE (NYSE: SAP) today announced its preliminary financial results for the fourth quarter and full year ended December 31, 2014.

For the full year 2014, SAP delivered exceptionally strong growth in the cloud and continues to lead in this industry-wide transformation. Achieving guidance, full year non-IFRS cloud subscriptions and support revenue increased 45% at actual and constant currencies to €1.10 billion1. The company also showed solid software and software-related service revenue performance despite the accelerated shift from upfront to more ratable revenue. Non-IFRS software and software-related service revenue grew 7% at constant currencies (6% at actual currencies to €14.87 billion) achieving the full year target for 6% - 8% growth at constant currencies. Non-IFRS operating profit increased by 3% at constant currencies to €5.63 billion (3% at actual currencies to €5.64 billion), achieving the full year outlook of €5.6 - €5.8 billion at constant currencies.

With fourth quarter non-IFRS cloud subscriptions and support revenue increasing 59% year-over-year at constant currencies (72% at actual currencies), SAP is the fastest growing enterprise cloud company at scale2. The annual cloud revenue run rate now exceeds €1.7 billion3 or $2.0 billion4. Non-IFRS

[1]	For the full year 2014, Fieldglass contributed €50 million and Concur contributed €45 million to SAP’s Non-IFRS cloud subscriptions and support revenue at constant currencies, representing a 13 pp contribution to SAP’s respective full year 2014 growth rate.
[2]	Compared to SAP’s peer group companies with an enterprise software annual cloud revenue run rate above €1 billion.
[3]	The annual revenue run rate is the fourth quarter 2014 non-IFRS cloud subscriptions and support revenue (€360 million) plus non-IFRS cloud-related professional services and other service revenue (€69 million) multiplied by 4.
[4]	Translated into USD for reader’s convenience based on $/€ exchange rate of $1.21/€1.00 at the end of the fourth quarter 2014.

SAP Reports Preliminary Fourth Quarter and Full Year 2014 Results

calculated cloud billings increased 115% (87% at constant currencies) in the fourth quarter. Non-IFRS deferred cloud subscriptions and support revenue was €729 million as of December 31, 2014, a year-over-year increase of 63% (45% at constant currencies)5.

SAP HANA, the platform for real-time business applications, had another great quarter and continues to be a major growth engine for SAP. Customer adoption this quarter was once again a highlight.

“In 2014 we continued to deliver on our winning growth strategy. We are the fastest growing enterprise cloud business at scale with the most users in the world. SAP HANA is delivering massive simplification for our customers,” said Bill McDermott, CEO of SAP. “With the wide-spread adoption of the SAP HANA platform, 2015 is all about accelerating the introduction of next generation applications on HANA and scaling the world’s largest Business Network. The roadmap for our customers and ever expanding ecosystem to Run Simple couldn’t be more clear.”

“In 2014, we achieved a solid 7% growth in non-IFRS software and software-related service revenue at constant currencies – in line with our full-year outlook range despite less upfront and significantly more ratable new business,” said Luka Mucic, CFO of SAP. “Operating profit also increased year over year even as we stepped up investments in the cloud in response to higher than expected demand for our new cloud offerings. With the powerful shift to the cloud and our growing support revenues we are building a larger, more predictable business over the long term.”

FINANCIAL HIGHLIGHTS – Fourth Quarter 2014

All 2014 figures in this release are approximate due to the preliminary nature of the announcement.

	Fourth Quarter 20141)
	IFRS			Non-IFRS2)
€ billion, unless otherwise stated	Q4 2014	Q4 2013	% change	Q4 2014	Q4 2013	% change	% change const. curr.

Cloud subscriptions and support	0.35	0.21	68%	0.36	0.21	72%	59%
Software	1.87	1.90	–2%	1.87	1.90	–2%	–5%
Support	2.51	2.27	11%	2.51	2.27	10%	8%
Software and support	4.37	4.17	5%	4.37	4.18	5%	2%
Software and software-related service revenue	4.72	4.38	8%	4.73	4.39	8%	5%
Total revenue	5.46	5.11	7%	5.47	5.11	7%	4%
Operating profit	1.75	1.80	–3%	2.13	2.10	1%	–2%
Operating margin (in %)	32.1	35.3	–3.2pp	38.9	41.0	–2.1pp	–2.3pp

1)	All figures are preliminary and unaudited.
2)	For a detailed description of SAP’s non-IFRS measures see Explanation of Non-IFRS Measures online

[5]

Calculated billings is the total of a period’s cloud subscriptions and support revenue and of the respective period’s change in the deferred cloud subscription and support revenue balance. In the fourth quarter 2014 Fieldglass contributed €19 million and Concur contributed €45 million to SAP’s Non-IFRS cloud subscription and support revenue at constant currencies. The contribution from Concur to Non-IFRS deferred cloud subscription and support revenue at December 4th, 2014, the closing of Concur, was €61 million (IFRS: € 42 million) and at December 31st, 2014 was €71 million (IFRS: €62 million).

SAP Reports Preliminary Fourth Quarter and Full Year 2014 Results

FINANCIAL HIGHLIGHTS – Full Year 2014

	Full Year 20141)
	IFRS			Non-IFRS2)
€ billion, unless otherwise stated	FY 2014	FY 2013	% change	FY 2014	FY 2013	% change	% change const. curr.

Cloud subscriptions and support	1.09	0.70	56%	1.10	0.76	45%	45%
Software	4.40	4.52	–3%	4.40	4.52	–3%	–3%
Support	9.37	8.74	7%	9.37	8.76	7%	8%
Software and support	13.77	13.25	4%	13.77	13.28	4%	5%
Software and software-related service revenue	14.85	13.95	6%	14.87	14.03	6%	7%
Total revenue	17.56	16.82	4%	17.58	16.90	4%	5%
Operating profit	4.33	4.48	–3%	5.64	5.48	3%	3%
Operating margin (%)	24.7	26.6	–2.0pp	32.1	32.4	–0.4pp	–0.7pp

1)	All figures are preliminary and unaudited.
2)	For a detailed description of SAP’s non-IFRS measures see Explanation of Non-IFRS Measures online.

CALCULATED CLOUD BILLINGS

The following table presents the calculated cloud billings metric which we define as the total of a period’s cloud subscription and support revenue and of the respective period’s change in the deferred cloud subscription and support revenue balance. The table also reconciles the non-IFRS calculated cloud billings metric (including our non-IFRS at constant currency metric) to the respective IFRS based calculated cloud billings metric.

	For the three months ended December 31
€ millions, unless otherwise stated	2014					2013
	IFRS	Adj.*	Non- IFRS*	Currency Impact**	Non- IFRS const. curr.**	IFRS	Adj.*	Non-IFRS*	Currency Impact**	Non-IFRS const. curr.**
Cloud subscriptions and support	349	10	360	–26	334	208	1	210	0	210
Closing balance deferred cloud subscriptions and support	719	10	729	–65	664	443	4	447	9	457
Opening balance deferred cloud subscriptions and support	498	0	498	–32	466	376	6	382	0	382
Change in deferred cloud subscriptions and support	222	10	231	–34	198	68	–2	66	9	75
Calculated cloud billings	571	20	591	–59	532	276	0	276	9	285
Year-over-year changes (2014 vs. 2013, in %)	107%		115%		87%

*	Adjustments in the revenue and deferred revenue line items are for cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules.
**	Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency deferred revenue balances are calculated by translating the current period’s opening and closing deferred revenue balances as well as the comparative period’s closing deferred revenue balance using the opening exchange rates of the comparative period.

Due to rounding, numbers may not add up precisely.

The company will report its fourth quarter and full year 2014 results on January 20th, including the outlook for 2015.

SAP Reports Preliminary Fourth Quarter and Full Year 2014 Results

Additional Information

2014 revenue and profit figures include the full revenue and profit from hybris and the revenue and profit from Concur and Fieldglass since their acquisition dates of December 4 and May 2, respectively. The comparative numbers for 2013 do not include Concur or Fieldglass and hybris was included from August 1, 2013.

For a more detailed description of all of SAP’s non-IFRS measures and their limitations as well as our constant currency and free cash flow figures see Explanation of Non-IFRS Measures online.

About SAP

As market leader in enterprise application software, SAP (NYSE: SAP) helps companies of all sizes and industries run better. From back office to boardroom, warehouse to storefront, desktop to mobile device – SAP empowers people and organizations to work together more efficiently and use business insight more effectively to stay ahead of the competition. SAP applications and services enable more than 263,000 customers to operate profitably, adapt continuously, and grow sustainably. For more information, visit www.sap.com.

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SAP Reports Preliminary Fourth Quarter and Full Year 2014 Results

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